SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 23, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [x]  Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [x]

Announcement of LM Ericsson Telephone Company, dated July 23, 2009 regarding “ST-Ericsson reports second quarter 2009 financial results.”

Press Release July 23, 2009

ST-Ericsson reports second quarter 2009 financial results

•	Net sales $666 million; 18.5% sequential increase

•	Adjusted operating loss1) $165 million

•	Strong momentum in China with leading customers

•	New organization announced to accelerate execution of new product strategy

Geneva, Switzerland, July 23, 2009—ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the second quarter 2009.

President and CEO, Alain Dutheil, commented: “During the second quarter our sales performed above normal seasonal patterns. This was due to the destocking phase in the channels being over, to the pick-up of demand in China, and to our steady execution on our commitments towards our customers.

We have kept a strong focus on our restructuring and realignment plans. The $250 million cost synergies program, defined by ST-NXP Wireless in the third quarter 2008, is expected to be completed by year-end according to schedule. The new restructuring plan of $230 million cost synergies, announced at the end of April, has been initiated and is expected to be completed by the second quarter 2010.

Today we have also announced our new organization, aligned to our product strategy, to further strengthen our technological leadership and complete the integration.”

Financial highlights (unaudited)

$ millions	Q2 2009	Q1 2009 PRO-FORMA	Feb-March 20092)	Q2 2008 PRO-FORMA
Income Statement
NET SALES	666	562	391	966
OPERATING INCOME/(LOSS) ADJUSTED for:	(165)	(149)	(78)	(69)
• amortization of acquisition-related intangibles	(24)	(30)	(20)	(25)
• restructuring charges	(35)	0	0	0
OPERATING INCOME / (LOSS) as reported	(224)	(179)	(98)	(94)
NET INCOME / (LOSS)	(213)	NA	(89)	NA

Financial results based on US GAAP

Net sales in the second quarter were higher than normal seasonal patterns and showed a progress of 18.5% compared to first quarter 2009 pro-forma sales. This was mainly due to the higher demand in China—driven by TD-SCDMA- and in the rest of Asia-Pacific and to the alignment of inventory to demand levels across the handset supply chain.

The $165 million operating loss, excluding amortization of acquisition-related intangibles and restructuring charges, compares to a $149 million operating loss in the first quarter 2009 pro-forma and it includes approximately $20 million of non-recurring items linked to the start-up of the company.

Press Release July 23, 2009

Inventory declined sequentially by $109 million reaching $325 million at the end of the second quarter 2009, reflecting a tight control of the supply chain.

Net cash3) was $326 million at the end of second quarter 2009.

Update on restructuring plans

The $250 million cost synergies program defined by ST-NXP Wireless in the third quarter 2008 is in line with plans. The program envisaged a workforce reduction of 500 worldwide.

The $230 million restructuring plan announced on April 29 has been initiated. The associated restructuring charges were $35 million for the second quarter 2009. The plan envisages a reduction in workforce of 1,200 worldwide, upon completion of negotiations and consultations with Work Councils and employee representatives that have already started in all affected sites and organizations.

Market evolution

“While more normal seasonal market trends are likely to be confirmed in the next quarter, primarily driven by Asia, including China, the business environment remains uncertain in the medium term,” said Alain Dutheil. “We will continue to drive the execution of our realignment and restructuring plans with a strong focus on providing our customers with solutions spanning across all existing and next-generation access technologies.”

Q2 2009 highlights—products, technology and wins

In May, ST-Ericsson announced a strategic partnership with China Mobile to drive development of both high-end and low-cost handsets, based on 3G standard TD-SCDMA. Within this agreement, ST-Ericsson will also support four of its customers to commercialize their mobile phones during 2009-2010.

In June, the company strengthened its partnership with Samsung by providing an innovative platform for its first high-end TD-SCDMA/EDGE device for China’s mobile broadband market.

The company also announced mass production of its highly integrated RF transceiver solution to reduce cost and system footprint in 3G handsets. ST-Ericsson’s Aero4228 solution eliminates the need for expensive external filter components typically required to complete today’s mobile handset designs.

Footnotes

1)

The adjusted operating loss is defined as the operating loss reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.

2)	First quarter 2009 actual results, which include only two months of operations, February and March, as the ST-Ericsson joint-venture started operations on February 2, 2009.
3)	Net cash is defined as cash and cash equivalents, marketable securities, short term deposits less total debt

Notes to editors

ST-Ericsson invites media to a conference call at 9.30 A.M. CET and analysts and investors to a conference call at 2:00 P.M. CET.

Press Release July 23, 2009

Call-in numbers and live webcasts of the conference calls as well as supporting slides will be available at http://www.stericsson.com/investors/investors.jsp.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about $3.6 billion in 2008. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations	Investor Relations
Claudia Levo, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Jana Mancova, Geneva, Switzerland
Phone: +41 22 930 2733	Phone: +41 22 929 6973
Email: media.relations@stericsson.com	Email: investor.relations@stericsson.com
Kristina Embring Klang, Lund, Sweden
Phone: +46 10 713 5058
Email: media.relations@stericsson.com

Ericsson Investor Relations	STMicroelectronics Investor Relations
Gary Pinkham, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 719 0858	Phone: +1 602 485 2064
Susanne Andersson, Stockholm, Sweden	Celine Berthier, Geneva, Switzerland
Phone: +46 10 719 4631	Phone: +41 22 929 5812
Andreas Hedemyr, Stockholm, Sweden	Email: investors@st.com
Phone: +46 10 404 3748
E-mail: investor.relations@ericsson.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson. STMicroelectronics will disclose its results for the second quarter on July 28, 2009.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 23, 2009